Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

Piper Jaffray & Co.

800 Nicollet Mall, Suite #800

Minneapolis, MN 55402

June 29, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ronald E. Alper

Re:	Natera, Inc.
Registration Statement on Form S-1 (File No. 333-204622)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Natera, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 1, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 22, 2015:

(i)                                     Dates of distribution: June 22, 2015 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)                               Number of prospectuses furnished to investors: approximately 2,450

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC
PIPER JAFFRAY & CO.

Acting severally on behalf of themselves and the
several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name: David Lederman
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Steve Mah
Name: Steve Mah
Title: Principal

[Signature Page to Underwriters’ Acceleration Request]